FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 19, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the First Quarter Ended March 31, 2015

May 19, 2015

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited IFRS financial results for the three months ended March 31, 2015.

Key Financial Highlights of Q1 2015

•      Consolidated group revenue increased 2.7% y-o-y to RUB 100.2 bln

•      Total revenue in Russia rose 3.6% y-o-y to RUB 90.4 bln

•      Mobile service revenue in Russia improved 3.9% y-o-y to RUB 70.5 bln

•      Data traffic revenue in Russia grew 26.0% y-o-y to RUB 18.1 bln

•      Handset sales increased 1.2% y-o-y to RUB 6.3 bln

•      Group Adjusted  OIBDA down 2.0% to RUB 41.3 bln

•      OIBDA in Russia rose 0.9% y-o-y to RUB 38.2 bln

Key Corporate and Industry Highlights

•      Won a tender for a nationwide license for the provision of 3G telecommunications services in the 1950-1965 MHz/2140-2155 MHz in Ukraine. The cost of the license amounted to UAH 2.7 bln.

•      Launched LTE network in the 1800 MHz range in Moscow and LTE network in the 800 MHz range throughout the Moscow region

•      Launched LTE network in the 1800 MHz range in Saint Petersburg and the Leningrad Region

•      Launched LTE network in the 1800 MHz range in the Krasnodar region in southern Russia

•      Annual dividend recommendation by the MTS Board of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADR), or a total of RUB 40.419 bln based on the full-year 2014 financial results, upon acceptance by the AGM and completion of this payment, MTS will have paid out up to RUB 53.2 bln rubles based on fiscal year 2014 financial results

•      Signed a USD 200 mln equivalent term loan facility agreement with China Development Bank Corporation (“CDB”) in renminbi and US dollars.

Commentary

Mr. Andrei Dubovskov, MTS President and CEO, commented, “For the period, MTS again demonstrated strong operational trends in our core markets. Revenue for the Group grew 2.7% year-over-year to 100.2 billion rubles. Growth was primarily driven by increases in voice usage and data adoption.

Despite the volatile and generally negative macroeconomic environment, we maintained strong profitability with a Group Adjusted OIBDA margin coming in at 41.2%. In Russia, we continue to benefit from growing smartphone penetration and increased data usage in all customer segments while overall demand for our services remains resilient. Our sensible commercial strategies, the speed and quality of our networks, our commitment to customer service and the biggest chain of proprietary retail stores have allowed us to continue to outperform the market.”

Mr. Vasyl Latsanych, MTS Vice President for Marketing, said, “Revenue at our business in Russia grew 3.6% year-over-year to 90.4 billion rubles. The most significant growth was seen in our mobile business, which increased 3.9% year-over-year to 70.5 billion rubles. This was mainly attributable to the higher uptake of data plans as smartphone penetration reached 43.5% among our active subscribers, contributing to a 26.0% increase in data traffic revenue year-over-year. In Ukraine, our revenues grew 9.0% year-over-year to 2.6 billion hryvnas. In spite of the operational challenges in the East and the exit from Crimea, MTS-Ukraine’s operations show remarkable resilience. In addition, revenues were boosted during the quarter by an increase in termination rates as well as by the hryvnia devaluation against the US dollar, as interconnect rates are fixed in hard currency.”

Mr. Alexey Kornya, MTS Vice President for Finance and Investments, said, “MTS Russia OIBDA increased 0.9% year-over-year to 38.2 billion rubles. OIBDA was positively impacted by a growing share of high-margin data revenues. At the same time, weaker roaming revenues and increased roaming expenses depressed the margin, which came in at 42.2%. Sequentially, OIBDA fell by 7.7% in line with revenue. In Ukraine, we delivered stable Adjusted OIBDA of 1.2 billion hryvna with an OIBDA margin of 47.0%. On a quarterly basis, we saw a strong increase in OIBDA due to growth in interconnect revenues.

Group net income for the period, declined 14.3% to 10.9 billion rubles and was impacted by the decline in OIBDA; a FOREX loss of 3.5 billion rubles in Q1 2015 based on the value of MTS’s foreign currency-denominated debt due to ruble depreciation and volatility throughout the period; and a reserve related to the cash balances held in distressed banks in Ukraine in the amount of 1.7 billion rubles.  Free cash flow for the first three months fell by 56.1% to 15.0 billion rubles. Free cash flow was largely impacted by higher than normal CAPEX for the period. This included both the settlement of invoices billed at the end of 2014 and our planned network build for 2015.”

Mr. Alexey Kornya added, “At MTS we have long considered dividends to be a key commitment to our shareholders. This is both a reflection of the strong market, in which we operate, and prudent management of our business. We are pleased that the results of 2014 will allow us to pay out the largest dividend in our history; for the Fiscal Year 2014, MTS will have paid out 53.2 billion rubles. Most importantly, this sum is derived from our free cash flow, which does not require us to resort to outside funding to finance this payment. Our view is that a dividend story is best preserved by paying one. And in that respect in April, the Board recommended to the AGM to be held on June 25, 2015, to approve annual dividends of 19.56 rubles per ordinary MTS share, or a total of 40.4 billion rubles, based on the full-year 2014 financial results.”

Mr. Andrei Dubovskov concluded, “As you’ve seen from the results of all players in the sector, even in conditions of greater macroeconomic uncertainty, the Russian telecoms sector continues to present growth opportunities - but only operators with the right business model will be able to realize them. Our enhanced leadership of the sector positions us to benefit ahead of our competitors, for example from the continued increase in data usage and strong unit sales in lower-value handsets.”

Change to International Financial Reporting Standards

In 2010, the Russian State Duma enacted a law requiring Russian public companies to prepare consolidated financial statements under International Financial Reporting Standards (IFRS). To conform to this requirement, the Group will prepare its consolidated financial statements for the year ended December 31, 2015, with comparative information for the year ended December 31, 2014, under IFRS.

This change also reflects our commitment to transparency and facilitates more accurate like—for—like comparison with the Group’s European peers, most of whom report under IFRS.

The accounts in IFRS will continue to be presented in Russian rubles as MTS’ core assets and activities are based primarily in Russia.

The Group is reporting its quarterly results under IFRS starting from Q1 2015. Comparative information for the previous quarters of 2014 presented has been restated to comply with IFRS.

The following table and notes summarize the impact of the conversion from US GAAP to IFRS on selected IFRS and non-IFRS measures of the Group for the year ended December 31, 2014.

As of December, 31 2014

RUB mln	US GAAP	IFRS	Difference
Revenue	410,758	410,780	22
Adjusted OIBDA	175,463	179,127	3,664
Net Income	52,393	51,496	(897)
CAPEX	92,599	91,929	(670)
Net Debt	185,525	183,006	(2,519)

Adjusted OIBDA

Upon transition to IFRS, the Group will start reporting its share of profits or losses of Mobile TeleSystems LLC (“MTS Belarus”), a 49% owned associate, within operating income and, consequently, OIBDA, since the entity is viewed as part of the Group’s core telecommunications operations. The Group will continue to report its share of profits or losses of MTS-Bank below operating income and OIBDA.

Net income

Difference in net income reported under IFRS as compared to net income previously reported under US GAAP is due to a number of differences, including:

•                  accounting for the put option issued by the Group over the non-controlling interest in K-Telecom, an 80%-owned subsidiary in Armenia, as financial liability (US GAAP: mezzanine equity) recognizing the change in its fair value in profit or loss (US GAAP: equity);

•                  non-consolidation of Tsifrovoe Teleradioveschanie LLC (“TSTV”), an operator of MTS’s satellite project owned by Sistema Mass Media, a subsidiary of Sistema JSFC;

•                  an adjustment to the share of net income of MTS Belarus due to the differences in hyperinflationary economies accounting;

•                  an increase in depreciation and amortization expenses due to reversal of impairment on the consolidated statement of financial position related to the assets of our subsidiary in Turkmenistan (“MTS Turkmenistan”) which were previously impaired; and

•                  a different approach to capitalization of borrowing costs under IFRS.

CAPEX

Different capitalization policies for borrowing costs under the IFRS led to a reduction in total CAPEX.

Net debt

Upon transition to IFRS, the Group presents deferrals of debt issuance costs in the statement of financial position as a reduction of the debt balance (US GAAP: presented as assets). The Group’s debt under IFRS also does not include the debt of TSTV which is not consolidated under IFRS comparing to US GAAP.

Additional Information

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

Conference Call

The conference call will start today at: 18.00 hrs (Moscow time); 16.00 hrs (London time); 11.00 hrs (US Eastern time)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 7670182

From Russia: +7 495 705 9450

From the UK: +44 (0) 20 3427 1909

From the US: +1 212 444 0412

The conference call will also be available at: http://www.mtsgsm.com/news/reports/ via audio webcast.

A replay of the conference call will be available for seven days on the following telephone numbers:

From the US: +1 347 366 9565 PIN 7670182#

From the UK: +44 (0)20 3427 0598 PIN 7670182#

From Russia: +7 (495) 705 9453 PIN 7670182#

This press release provides a summary of some of the key financial and operating indicators for the period ended March 31, 2015. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q1’15	Q1’14	y-o-y		Q4’14	q-o-q
Revenues	100,182	97,546	2.7%		107,202	-6.5%
Adjusted OIBDA	41,309	42,154	-2.0%		44,346	-6.8%
- margin	41.2%	43.2%	-2.0	pp	41.4%	-0.2	pp
Adjusted operating income	20,861	24,051	-13.3%		24,860	-16.1%
- margin	20.8%	24.7%	-3.9	pp	23.2%	-2.4	pp
Net income attributable to the group	10,887	12,708	-14.3%		1,381	688.3%
- margin	10.9%	13.0%	-2.1	pp	1.3%	9.6	pp

Russia Highlights

RUB mln	Q1’15	Q1’14	y-o-y		Q4’14	q-o-q
Revenues(1)	90,423	87,252	3.6%		98,043	-7.8%
- mobile	70,521	67,847	3.9%		74,621	-5.5%
- fixed	15,319	15,184	0.9%		15,966	-4.1%
-sales of handsets & accessories	6,258	6,183	1.2%		9,220	-32.1%
OIBDA	38,171	37,849	0.9%		41,365	-7.7%
- margin	42.2%	43.4%	-1.2	pp	42.2%	0.0	pp
Net income	9,109	9,503	-4.1%		4,522	101.4%
- margin	10.1%	10.9%	-0.8	pp	4.6%	5.5	pp

	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
ARPU (RUB)	324.7	335.5	357.6	336.5	315.4
MOU (min)	353	373	377	393	367
Churn rate (%)	10.1%	10.9%	9.2%	11.0%	10.1%

Ukraine Highlights

UAH mln	Q1’15	Q1’14	y-o-y		Q4’14	q-o-q
Revenues	2,631	2,414	9.0%		2,282	15.3%
Adjusted OIBDA	1,238	1,238	0.0%		963	28.6%
- margin	47.0%	51.3%	-4.3	pp	42.2%	4.8	pp
Net income	1,096	1032	6.2%		(141)	n/a
- margin	41.6%	42.7%	-1.1	pp	n/a	n/a

	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
ARPU (UAH)	36.7	38.4	41.2	34.8	42.7
MOU (min)	573	575	483	480	508
Churn rate (%)	6.2%	4.5%	4.6%	17.6%	5.5%
SAC (UAH)	49.4	50.8	63.4	69.3	69.2
- dealer commission	29.4	31.2	37.5	40.0	44.6
- adv&mktg	12.1	13.3	17.0	20.3	16.6
- handset subsidy	0.7	0.8	1.7	2.8	0.2
- SIM card & voucher	7.2	5.6	7.1	6.2	7.7

(1) Revenue, net of intercompany between mobile and fixed

Armenia Highlights

AMD mln	Q1’15	Q1’14	y-o-y		Q4’14	q-o-q
Revenues	16,921	17,138	-1.3%		19,572	-13.5%
OIBDA	8,147	7,802	4.4%		9,112	-10.6%
- margin	48.1%	45.5%	2.6	pp	46.6%	1.5	pp
Net income/(loss)	2,420	2,620	-7.6%		(897)	n/a
- margin	14.3%	15.3%	-1.0	pp	n/a	n/a

	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
ARPU (AMD)	2,691.1	2,939.3	3,378.6	2,956.6	2,565.4
MOU (min)	464	516	527	523	493
Churn rate (%)	7.8%	7.7%	9.0%	9.5%	8.7%
SAC (AMD)	5,129.8	5,302.3	4,773.3	6,261.6	5,545.7

Turkmenistan Highlights

TMT mln	Q1’15	Q1’14	y-o-y		Q4’14	q-o-q
Revenues	72	66	9.4%		76	-4.9%
OIBDA	26	26	1.2%		30	-14.8%
- margin	36.0%	39.0%	-3.0	pp	40.2%	-4.2	pp
Net income	12	12	STABLE		17	-29.4%
- margin	16.7%	18.2%	-1.5	pp	22.4%	-5.7	pp

	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
ARPU (TMT)	12.8	13.6	14.1	14.8	13.7
MOU (min)	588	574	564	553	504
Churn rate (%)	12.0%	10.4%	11.2%	10.3%	12.1%
SAC (TMT)	23.9	24.1	26.7	26.1	28.9

Uzbekistan Highlights

UZS mln	Q1’15	Q4’14	q-o-q
Revenues	19,292	4,547	324.3%
OIBDA	(38,819)	(28,666)	n/a
- margin	n/a	n/a	n/a
Net income	(41,853)	(25,057)	n/a
- margin	n/a	n/a	n/a

	Q4’14	Q1’15
ARPU (UZS)	—	21,027
MOU (min)	—	356
Churn rate (%)	—	8.4%
SAC (UZS)	—	12,048.7

CAPEX Highlights

RUB mln	FY 2014	3M 2015
Russia	85,491	23,064
- as % of rev	22.8%	25.5%
Ukraine(2)	4,210	2,058
- as % of rev	12.8%	26.0%
Armenia	1,142	119
- as % of rev	16.0%	5.4%
Turkmenistan	1,084	70
- as % of rev	28.4%	5.5%
Uzbekistan	1	115
- as % of rev	0.6%	23.6%
Group(2)	91,929	25,425
- as % of rev	22.4%	25.4%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

(2)  Excluding purchase of 3G license in Ukraine in the amount of RUB 7,044 bln

Attachments to the First Quarter 2015
Earnings Press Release

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS,  as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating income when there were significant excluded one off effects.  OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating income	24,051	25,334	33,464	22,852	19,163
Less: Gain from reentrance in Uzbekistan	—	—	(3,604)	(3,130)
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	—	—	5,138	1,698
Adjusted operating income	24,051	25,334	29,860	24,860	20,861
Add: D&A	18,103	18,326	19,107	19,486	20,448
Adjusted OIBDA	42,154	43,661	48,967	44,346	41,309

Russia (RUB mln)	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating income	22,565	24,205	28,324	24,299	21,091
Add: D&A	15,283	16,133	17,156	17,065	17,080
OIBDA	37,849	40,338	45,481	41,365	38,171

Ukraine (RUB mln)	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating income/(loss)	2,636	2,167	2,075	(3,468)	693
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	—	—	5,138	1,698
Adjusted operating income	2,636	2,167	2,075	1,670	2,391
Add: D&A	2,261	1,660	1,410	1,448	1,344
Adjusted OIBDA	4,897	3,826	3,485	3,118	3,735

Armenia (RUB mln)	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating income	221	347	642	464	436
Add: D&A	440	419	425	523	623
OIBDA	662	766	1,067	986	1,059

Turkmenistan (RUB mln)	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating income	180	255	246	329	252
Add: D&A	134	122	133	177	205
OIBDA	315	377	379	506	458

Uzbekistan (RUB mln)	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating income	—	—	—	—	(2,134)
Add: D&A	—	—	—	—	1,209
OIBDA	—	—	—	—	(925)

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating income	24.7%	25.6%	31.2%	21.3%	19.1%
Less: Gain from reentrance in Uzbekistan	—	—	(3.4)%	(2.9)%	—
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	—	—	4.8%	1.7%
Adjusted operating margin	24.7%	25.6%	27.9%	23.2%	20.8%
Add: D&A	18.6%	18.5%	17.8%	18.2%	20.4%
Adjusted OIBDA margin	43.2%	44.2%	45.7%	41.4%	41.2%

Russia	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating margin	25.9%	26.8%	28.6%	24.8%	23.3%
Add: D&A	17.5%	17.8%	17.3%	17.4%	18.9%
OIBDA margin	43.4%	44.6%	45.8%	42.2%	42.2%

Ukraine	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating income/(loss)	27.6%	28.2%	25.6%	(46.4)%	8.8%
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	—	—	68.8%	21.5%
Adjusted operating margin	27.6%	28.2%	25.6%	22.4%	30.2%
Add: D&A	23.7%	21.6%	17.4%	19.4%	17.0%
Adjusted OIBDA margin	51.3%	49.8%	43.0%	41.7%	47.3%

Armenia	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating margin	15.2%	21.7%	32.9%	21.7%	19.8%
Add: D&A	30.2%	26.2%	21.8%	24.4%	28.3%
OIBDA margin	45.4%	47.9%	54.6%	46.1%	48.1%

Turkmenistan	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating margin	22.3%	29.9%	27.1%	26.2%	19.8%
Add: D&A	16.7%	14.3%	14.6%	14.1%	16.1%
OIBDA margin	39.0%	44.3%	41.7%	40.2%	36.0%

Uzbekistan	Q1’14	Q2’14	Q3’14	Q4’14	Q1’15
Operating margin	—	—	—	—	n/a
Add: D&A	—	—	—	—	248.1%
OIBDA margin	—	—	—	—	n/a

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments and long-term deposits. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Dec 31, 2014	As of Mar 31, 2015
Current portion of LT debt and of finance lease obligations	41,955	45,488
LT debt and finance lease obligations	249,717	286,864
Unamortized debt issuance cost	(1,707)	(2,690)
Total debt	289,965	329,662
Less:
Cash and cash equivalents	61,410	43,776
ST investments	9,942	42,993
LT deposits	13,671	38,148
Effects of hedging of non-ruble denominated debt	21,936	20,286
Net debt	183,006	184,459

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For three months ended Mar 31, 2014	For three months ended Mar 31, 2015
Net cash provided by operating activities	43,884	39,115
Less:
Purchases of property, plant and equipment	(8,470)	(21,886)
Purchases of intangible assets(3)	(1,437)	(3,539)
Proceeds from sale of property, plant and equipment	123	1,291
Free cash flow	34,101	14,981

(3)  Excluding purchases of 3G license in Ukraine in the amount of RUB 7,044 bln

LTM OIBDA can be reconciled to our consolidated statements of operations as follows:

RUB mln	Nine months ended Dec 31, 2014	Three months ended Mar 31, 2015	Twelve months ended Mar 31, 2015
	A	B	C = A + B
Net operating income	81,650	19,163	100,814
Less: Gain from reentrance into Uzbekistan	(6,734)	—	(6,734)
Add: Provision for cash balances deposited in distressed Ukrainian banks	5,138	1,698	6,836
Add: D&A	56,920	20,448	77,368
LTM ADJUSTED OIBDA	136,974	41,309	178,283

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTH ENDED MARCH 31, 2015 AND 2014

(Amounts in millions of RUB except per share amount)

	Three months ended	Three months ended
	March 31, 2015	March 31, 2014

Net operating revenue
Service revenue	93 810	91 329
Sales of handsets and accessories	6 372	6 217
	100 182	97 546
Operating expenses
Cost of services	(32 372)	(28 396)
Cost of handsets and accessories	(4 686)	(5 439)
Selling, general and administrative expenses	(22 295)	(21 311)
Depreciation and amortization expense	(20 448)	(18 103)
Other operating income/expense	(516)	(867)
Operating Share of the profit of associates	996	621
Provision for cash balances deposited in distressed Ukrainian banks	(1 698)	—

Net operating income	19 163	24 051

Currency exchange loss	(3 509)	(3 766)

Other (expenses)/income:
Finance income	2 326	958
Finance costs	(6 048)	(4 437)
Other income (loss)	(5)	(199)
Total other expenses, net	(3 727)	(3 678)

Income before provision for income taxes	11 927	16 607

Income tax expense	(1 938)	(3 748)

Net income	9 989	12 859

Net loss/(income) attributable to non-controlling interests	898	(151)

Net income attributable to the MTS Group	10 887	12 708

Other comprehensive income/(loss), net of taxes
Currency translation adjustment	(9 364)	(5 510)
Unrealized gains/(losses) on derivatives	(2 591)	2 355
Total other comprehensive loss, net of taxes	(11 955)	(3 155)
Total comprehensive (loss)/income	(1 966)	9 704
Less comprehensive loss/(income) attributable to the noncontrolling interests	744	(316)

Comprehensive (loss)/income attributable to the Group	(1 222)	9 388

Weighted average number of common shares outstanding, in millions - basic and diluted	1 988 757	1 988 849
Earnings per share attributable to the Group - basic and diluted:	5.47	6.39

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As of March 31,2015 AND As of December 31,2014

(Amounts in millions of RUB)

	As of March 31,	As of December 31,
	2015	2014
NON-CURRENT ASSETS:
Property, plant and equipment	293 770	299 023
Investment property	290	290
Intangible assets	105 575	98 520
Investments in associates	14 995	15 217
Deferred tax assets	6 165	6 186
Other non-current non-financial assets	6	0
Other investments	41 346	17 065
Accounts receivable (related parties)	3 850	0
Other non-current financial assets	20 340	21 950
Total non-current assets	486 337	458 251

CURRENT ASSETS:
Inventory	7 696	7 509
Trade and other receivables	35 098	34 463
Accounts receivable (related parties)	4 847	4 525
Short-term investments	42 993	9 942
VAT receivable	8 385	8 071
Current income tax assets	6 882	8 656
Assets held for sale	443	2 136
Advances paid and prepaid expenses, other current assets	4 338	4 341
Cash and cash equivalents	43 776	61 410
Total current assets	154 458	141 053

Total assets	640 795	599 304

EQUITY:
Total shareholders’ equity attributable to the MTS Group	170 562	168 812
Non-controlling interests	9 222	9 809
Total equity	179 784	178 621

NON-CURRENT LIABILITIES:
Borrowigs	284 910	248 549
Deferred tax liabilities	23 929	24 809
Provisions	2 916	2 838
Trade and other payables	638	499
Other financial liabilities	3 742	3 714
Other non-financial liabilities	3 932	4 085
Total non-current liabilities	320 067	284 494

CURRENT LIABILITIES:
Borrowings	44 752	41 416
Provisions	6 596	9 027
Trade and other payables	61 957	54 839
Accounts payable (related parties)	3 431	4 674
Income tax liabilities	561	1 025
Other non-financial liabilities	23 647	25 208
Total current assets	140 944	136 189

Total liabilities and shareholders’ equity	640 795	599 304

MOBILE TELESYSTEMS

CONSOLIDATED  STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(Amounts in millions of RUB)

	Three months ended	Three months ended
	March 31, 2015	March 31, 2014

Net income	9 989	12 859

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20 448	18 103
Finance income	(2 326)	(958)
Finance costs	6 048	4 437
Income tax expense	1 938	3 748
Currency exchange and translation loss	3 509	3 766
Amortization of deferred connection fees	(287)	(360)
Equity in net loss/(income) of associates	(793)	(501)
Inventory obsolescence expense	30	97
Provision for doubtful accounts	711	1 059
Change in provisions	2 002	2 265
Other non-cash items	(180)	5

Working capital adjustments:
(Increase)/Decrease in accounts receivable	(2 884)	4 743
(Increase)/Decrease in inventory	(123)	916
(Increase)/Decrease in VAT receivable	(247)	434
Decrease in prepaid expenses and other assets	986	1 082
Increase/(Decrease) in trade accounts payable, accrued liabilities and other liabilities	2 540	(3 114)

Dividends received	576	495
Income taxes paid	(1 679)	(3 941)
Interest received	1 194	418
Interest paid (net of interest capitalised)	(2 337)	(1 669)
Net cash provided by operating activities	39 115	43 884

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(21 886)	(8 470)
Purchases of intangible assets (net of purchases of 3G license in Ukraine)	(3 539)	(1 437)
Purchases of 3G license in Ukraine	(7 044)	—
Proceeds from sale of property, plant and equipment	1 291	123
Purchases of short-term investments	(21 390)	(24 976)
Proceeds from sale of short-term investments	1 353	1 984
Purchase of other investments	(39 831)	—
Proceeds from sale of other investments	97	—
Net cash used in investing activities	(90 949)	(32 776)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	—	(1 819)
Notes and debt issuance cost paid	(1 112)	(22)
Finance lease principal paid	(143)	(10)
Dividends paid	—	(56)
Cash flows under capital transactions with related parties	363	—
Proceeds from loans	43 498	—
Loan principal paid	(6 429)	(2 865)
Other financing activities	—	23
Net cash provided by financing activities	36 177	(4 749)

Effect of exchange rate changes on cash and cash equivalents	(2 133)	236

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS:	(17 790)	6 595

CASH AND CASH EQUIVALENTS, at beginning of the period	61 566	30 612

CASH AND CASH EQUIVALENTS, at end of the period	43 776	37 207

Investor conference call – May 19, 2015 Andrei Dubovskov President, Chief Executive Officer Alexey Kornya Vice President, Chief Financial Officer Vasyl Latsanych Vice President, Chief Marketing Officer Andrei Smelkov Vice President, Foreign Subsidiaries Group Financial Results for the First Quarter 2015

Safe Harbor Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Table of contents FINANCIAL & CORPORATE HIGHLIGHTS Key period highlights: 3D Strategy Group financial highlights: revenue Group financial highlights: adjusted OIBDA Group financial highlights: net income Group mobile subscriber dynamics Group capital expenditures Group debt at the end of Q1 2015 Group balance sheet and net debt Outlook for 2015 Dividend outlook 3D strategy KEY FINANCIAL & OPERATING RESULTS Russian financial highlights Russian revenue breakdown Russian mobile operating indicators Russia fixed financial and operating indicators MGTS MTS retail network development Ukraine, Armenia and Turkmenistan financial highlights & operating indicators Uzbekistan: re-entering the market Belarus financial highlights & operating indicators APPENDIX

4 FINANCIAL & CORPORATE HIGHLIGHTS

KEY PERIOD HIGHLIGHTS: 3D STRATEGY

CONS. REVENUE (RUB bln)

Q1 2015	100.2	+2.7%
Q1 2014	97.5	

TOTAL RUSSIA REVENUE (RUB bln)

Q1 2015	90.4	+3.6%
Q1 2014	87.3	

MOBILE REVENUE IN RUSSIA (RUB bln)

Q1 2015	70.5	+3.9%
Q1 2014	67.8	

DATA TRAFFIC REVENUE IN RUSSIA (RUB bln)

Q1 2015	18.1	+26.0%
Q1 2014	14.3	

SALES OF HANDSETS IN RUSSIA (RUB bln)

Q1 2015	6.3	+1.2%
Q1 2014	6.2	

GROUP ADJUSTED OIBDA* (RUB bln)

Q1 2015	41.3	-2.0%
Q1 2014	42.2	

RUSSIA OIBDA (RUB bln)

Q1 2015	38.2	+0.9%
Q1 2014	37.8	

*Adjusted for provision for cash balances deposited in distressed Ukrainian banks: RUB 1.7 bln in Q1 2015

DATA: Growth in a challenging macroeconomic environment

- Rise in Group revenue in spite of macroeconomic challenges throughout our markets of operation
- Market-leading growth in data traffic revenue in Russia
- Highest smartphone penetration in the Russian market
- Launch and development of LTE in 77 regions of Russia
- Won license to provision 3G-services throughout Ukraine

DIFFERENTIATION: Focus on a unique customer value proposition

- Leading retail network
- Y-o-Y increase in sales of handsets in spite of the currency volatility
- Continued build out of GPON and improved market share in Moscow broadband and pay-tv markets

DIVIDENDS: Efficiency and value creation

- Signed USD 200 mln equivalent term loan facility agreement with China Development Bank Corporation in renminbi and US dollars
- The Board recommended to the AGM to be held on June 25, 2015, to approve annual dividends of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADR), or a total of RUB 40.4 bln, based on the full-year 2014 financial results.
- Upon acceptance by the AGM and completion of this payment, MTS will have paid out up to RUB 53.2 bln based on fiscal year 2014 financial results.

MTS from words to digits
5
3D Data+Differentiation+Dividends

GROUP FINANCIAL HIGHLIGHTS: REVENUE TOTAL GROUP REVENUE (RUB bln) +2.7% -6.5% TOTAL GROUP REVENUE BREAKDOWN Strong Y-on-Y revenue growth due to: Increase in data traffic revenues and an expansion of our active subscriber base in Russia Resilience in our Ukraine operations, which showed increased interconnect revenues; and Sustained revenue growth in our business unit in Turkmenistan Q-on-Q revenue decline in line with the seasonal trends, in particular handset sales, which witnessed exceptional growth in Q4 due to currency volatility Russia mobile , 68% Sales of handsets (Russia), 6% Russia fixed , 15% Ukraine , 8% Armenia , 2% Turkmenistan , 1% Uzbekistan , 1% Uzbekistan; <1%

GROUP FINANCIAL HIGHLIGHTS: ADJUSTED OIBDA

TOTAL GROUP ADJUSTED OIBDA*
(RUB bln)



-2.0%
-6.8%
42.2
43.7
49.0
44.3
41.3
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015
ADJ. OIBDA MARGIN*	43.2%	44.2%	45.7%	41.4%	41.2%

ADJUSTED OIBDA MARGIN: FACTOR ANALYSIS



43.2%
+2.9pp
-2.7pp
+0.2pp
-1.4pp
-0.3pp
-1.2pp
+0.4pp
41.2%
Q1 2014
Net op. revenue
Net roam. revenue
SG&A and other exp.
Labor costs
Contr-n from Ukraine
Launch of Uzbekistan
Share of profit of Belarus
Q1 2015

*Adjusted for a gain in the amount of RUB 6.7 bln (RUB 3.6 bln in Q3 2014 and RUB 3.1 bln in Q4 2014) from reentrance into Uzbekistan and adjusted for provision for cash balances deposited in distressed Ukrainian banks: RUB 5.1 bln and RUB 1.7 bln in Q4 2014 and Q1 2015 respectively

- Adjusted OIBDA margin dynamics reflective of topline trends and impacted by
  - Lower international roaming revenues and decreased roaming profitability due to ruble depreciation
  - Hryvnia devaluation
  - Costs related to the launch of operations in Uzbekistan
  - Payroll increase in Russia in September 2014
- Due to transition form US GAAP to IFRS reporting, share of profit from operations of MTS Belarus is now reflected in OIBDA
- Inflationary expenses continue to pressure OIBDA, such as increased utility expenses, line and sites rental costs, higher network maintenance and IT costs and increased taxes and frequency fees in Ukraine

MTS from words to digits
3D Data+Differentiation+Dividends
7

GROUP FINANCIAL HIGHLIGHTS: NET INCOME Net income in Q1 2015 was impacted by: OIBDA trends A FOREX loss of RUB 3.5 bln based on the value of MTS’s foreign currency-denominated debt due to ruble depreciation A reserve related to cash balances held in distressed banks in Ukraine in the amount of UAH 648 mln (RUB 1.7 bln) MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group TOTAL GROUP NET INCOME* (RUB bln) -14.3% +688.3% *Includes gain in the amount of RUB 6.7 bln (RUB 3.6 bln in Q3 2014 and RUB 3.1 bln in Q4 2014) from reentrance into Uzbekistan NET INCOME MARGIN 13.0% 22.1% 14.4% 1.3% 10.9% Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

GROUP MOBILE SUBSCRIBER BASE DYNAMICS

MTS SUBSCRIBERS (MLN UNLESS NOTED)	Q4 2014	Q1 2015	% Change
TOTAL MOBILE	104.1	104.2	+0.1%
RUSSIA	74.6	74.5	-0.1%
UKRAINE*	20.2	20.3	+0.1%
TURKMENISTAN	1.7	1.7	STABLE
ARMENIA	2.2	2.1	-1.3%
UZBEKISTAN	0.2	0.4	+125.2%
BELARUS**	5.3	5.3	STABLE

- In Russia, MTS continues to attract and retain high-quality subscribers by promoting innovative tariff plans and driving sales through its proprietary retail network
- In Q3 2014, MTS adjusted its subscriber reporting methodology to reflect three-months of subscriber activity instead of the previously used six-month methodology
- MTS sustains its active subscriber base through:
  - Best-in-class customer service
  - Market-leading network performance and
  - Tariff plans and a market-leading retail platform designed to migrate voice-only customers to data plans

*Including CDMA subscribers

**MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

MTS from words to digits

3D Data+Differentiation+Dividends

9

Group Capital Expenditures In Q1 2015, CAPEX amounted to a higher than standard for the period figure of RUB 25.4 bln as the Company paid for the invoices billed at the end of 2014. Key projects include the enhancement of 3G networks in Russia, roll-out of LTE/4G networks throughout Russia, and the ongoing deployment of GPON in Moscow as well as network modernization in other markets of operations MTS also paid RUB 7.0 bln for the license to provision 3G services in Ukraine RUSSIA 85,491 23,064 UKRAINE* 4,210 2,058 ARMENIA 1,142 119 TURKMENISTAN 1,084 70 UZBEKISTAN 1 115 GROUP* 91,929 25,425 - AS % OF REVENUE 22.4% 25.4% (in RUB mln) 2014 3M 2015 *Excluding purchases of 3G license in Ukraine in the amount of RUB 7,044 bln FY2015 CAPEX 85,000 25,425 3M 2015 91,929 2014

Group debt at the end of Q1 2015 **Debt composition by currency includes FOREX hedging in the amount of $632.3 mln as of Q1 2015 DEBT COMPOSITION BY CURRENCY Q1 2015** 2% 79% 19% 43% 57% MTS 08 and BO-01 ruble bonds contain put options that can be exercised in November 2015 and in March 2018 respectively. MTS expects the options to be exercised. DEBT REPAYMENT SCHEDULE (RUB bln) Total Group Debt* = RUB 321.9 bln DEBT COMPOSITION BY TYPE Q1 2015* Drew the remaining RUB 25.0 amount from a non-revolving line of credit for a total amount of RUB 50.0 bln with Sberbank Drew $283 mln from the $300 mln credit facility with Citibank Europe PLC (Citibank) and Swedish Export Credit Corporation (SEK) High proportion of ruble-denominated debt mitigates risks associated with currency volatility and enhances MTS’s balance sheet strength The share of US dollar-denominated debt increased 2pp in comparison with the Q4 2014 due to ruble depreciation *Net of financial leasing and unamortized debt issuance cost 73% 26% 1% US D EUR RUB 66% 34% BONDS CREDIT FACILITIES

Group balance sheet and Net debt BALANCE SHEET (RUB mln) As of December 31, 2014 As of March 31, 2015 CASH AND CASH EQUIVALENTS 61,410 43,776 SHORT-TERM INVESTMENTS 9,942 42,993 LONG-TERM DEPOSITS 13,671 38,148 TOTAL DEBT* 289,965 329,662 LONG-TERM DEBT 248,549 284,910 SHORT-TERM DEBT 41,416 44,752 HEDGE 21,936 20,286 NET DEBT** 183,006 184,459 LTM ADJUSTED OIBDA 179,127 178,283 NET DEBT/LTM ADJUSTED OIBDA 1.0x 1.0x Decline in cash and cash equivalents due to the placement of cash in short- and long-term deposits and seasonally higher capital expenditures, Rise in total debt due to drawing of Rub 25 bln through a credit line with Sberbank and an ECA-backed USD 283 mln loan facility to provide added liquidity and enhance the company’s foreign currency cash position Net debt/LTM OIBDA remains stable at 1.0x *Including finance lease obligations **Adjusted for the effects of hedging of non-ruble denominated debt NET DEBT (RUB bln)

Outlook for 2015 MTS expects to realize: Group revenue growth of more than 2% Revenue growth in MTS Russia more than 3% Group OIBDA margin of more than 40% Group CAPEX of RUB 85.0 bln Group revenue and OIBDA dynamics will continue to be impacted by currency volatility in Russia and Ukraine MTS sees significant macroeconomic uncertainty and volatility across its markets of operation, which may cause MTS to revisit its revenue and OIBDA guidance and, in turn, impact its financial and operating results TOTAL GROUP REVENUE (RUB bln) Group CAPEX (RUB bln) >2.0% GROUP ADJUSTED OIBDA MARGIN >3.0% TOTAL RUSSIA REVENUE (RUB bln) >40.0% 85.0* 410.8 43.6% 91.9 * Without the costs of 3G license and investments in 3G network in Ukraine 374.9 2015E 2014 2014 2015E 2014 2015E 2014 2015E

Dividend Outlook DIVIDEND POLICY In April 2013, MTS Board approved a new dividend policy, which stipulates that for the calendar years 2013-2015, MTS aims to payout a minimum dividend distribution of an amount equal to at least 75% of Free Cash Flow for the relevant financial period or, if greater, RUB 40.0 bln per year In 2013, MTS also started paying out dividends on a semi-annual basis using interim H1 and full-year financial result MTS paid out in total RUB 51.2 bln in 2014 OUTLOOK FOR 2015 The Board recommended to the AGM to be held on June 25, 2015, to approve annual dividends of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADR), or a total of RUB 40.4 bln, based on the full-year 2014 financial results. Upon acceptance by the AGM and completion of this payment, MTS will have paid out up to RUB 53.2 bln based on fiscal year 2014 financial results. MTS aims to sustain its level of dividend payout in 2015 DIVIDEND HISTORY AND OUTLOOK (RUB bln) Dividends paid BoD dividend recommendation for FY 2014 30.7 30.0 30.4 41.0 51.2 40.4 2010 2011 2012 2013 2014 2015 > 50.0

DATA DIFFERENTIATION 3D Strategy: leveraging strengths & opportunities KEY MTS GROWTH OPPORTUNITIES GROWTH IN MOBILE BROADBAND GROWTH IN FIXED BROADBAND/PAY TV GROWTH IN CONVERGENT CORPORATE SERVICES Sustained efficiency and cash flow generation MTS 3D STRATEGY DIVIDENDS Provide customers with fastest, most reliable data networks Increase data penetration in our subscriber base Ensure customers have the best connectivity experience in their homes, workplace and places in between Offer customers unique products and services to enhance their digital lives Establish Moscow as world-class in terms of connectivity and network access Ensure a best-in-class customer experience to improve loyalty throughout our markets of operation Improve continuously the operational efficiency of MTS Enhance shareholder returns KEY MTS STRENGTHS Largest subscriber base Strongest presence in high-value & corporate segment Fastest mobile network speeds Most advanced retail platform in market Leadership in mobile banking space Clear dividend policy PAYMENT OPTIONS AND MOBILE BANKING TRADITIONAL TELECOMMUNICATIONS BUSINESS NEW BUSINESSES Track record of success FTTB/FTTH services in 180 major Russian cities Digital Moscow Highest customer loyalty ratings Strong position in Ukraine/CIS markets Top brand

16 KEY FINANCIAL & OPERATING RESULTS

Russia financial highlights Y-on-Y revenue expansion driven by: Higher usage of voice, messaging and data products Increased data adoption among subscribers Strong subscriber additions Q-on-Q decline in revenue demonstrate seasonal trends, including lower sales of handsets following an exceptionally strong Q4 Quarterly OIBDA in line with revenue dynamics and reflective of increased costs related to international calling and international roaming due to ruble volatility TOTAL RUSSIA REVENUE (RUB bln) TOTAL RUSSIA OIBDA (RUB bln) +3.6% -7.8% +0.9% -7.7% OIBDA MARGIN 43.4% 44.6% 45.8% 42.2% 42.2% Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

Russia REVENUE BREAKDOWN MOBILE REVENUE (RUB bln) FIXED LINE REVENUE (RUB bln) SALES OF HANDSETS & ACCESSORIES (RUB bln) +3.9% -5.5% +0.9% -4.1% +1.2% -32.1% Y-on-Y growth in mobile service revenue attributable to: Increased adoption of data through higher penetration of smartphones and tablets Upselling of existing data users to tariff plans and options with higher traffic allowances Expansion of the subscriber base Growth in messaging revenues Quarterly decrease in mobile service revenues due to traditional seasonal factors Slight Y-o-Y increase in fixed-line revenue as growth of B2C business in Moscow and in the regions was mitigated by the discontinuation of some B2G projects in Moscow Y-o-Y improvement in sales of handsets in spite of significant ruble volatility Quarterly decline in sales of handsets following exceptionally strong sales at the end of Q4 2014 during a period of currency volatility

Russia mobile operating indicators ARPU (RUB) MOU (MIN) ARPU dynamics demonstrate Company’s focus on increasing data traffic allowances to stimulate data usage Quarterly decline in ARPU attributable to traditional seasonal factors MOU dynamics showcase Company’s success in driving usage by promoting tariff plans with free on-net calling Churn stable at the lowest level in the market -2.9% -6.3% +4.0% -6.6% SUBS, MLN 70.0 70.6 73.3 74.6 74.5 CHURN, % 10.1% 10.9% 9.2% 11.0% 10.1% VAS ARPU 112.0 112.6 118.3 120.8 119.9 - AS % OF ARPU 34.5% 33.6% 33.1% 35.8% 38.0% APPM 0.92 0.90 0.95 0.86 0.86 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

Russia mobile operating indicators DATA TRAFFIC REVENUE (RUB bln) +26.0% +2.6% TOTAL VAS REVENUE (RUB bln) +13.7% +1.7% Y-o-Y growth in data revenues attributable to Company's focus on stimulating data usage, promotion of affordable smartphones in its retail chain, sustained investment in 3G/LTE networks, and success in creating the market’s strongest value proposition to customers Sustained data traffic revenue growth driven by growth in smartphone and tablet penetration and migration of customers to larger data packages Key initiatives included: Development of LTE networks in 77 Russia’s regions Launch of Tablet Mini tariff plan Launch of Smart Mini tariff plan Upward price revision on archive tariff plans

RUSSIA FIXED FINANCIAL AND OPERATING INDICATORS

B2C FIXED LINE REVENUE
(RUB bln)



+4.1%
+1.2%
7.1
7.3
7.1
7.3
7.4
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

OTHER FIXED LINE REVENUE
(B2B+B2G+B2O)
(RUB bln)



-2.0%
-8.6%
8.0
8.3
8.7
8.6
7.9
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

ARPU RESIDENTIAL
(RUB)



+13.5%
+5.5%
319
330
328
343
362
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015
HOUSEHOLDS PASSED, 000's	12,347	12,390	12,471	12,541	12,526
NO. OF SUBS, 000's¹	7,426	7,294	7,185	7,062	6,766

¹Including residential fixed-line telephony, broadband, and pay-TV subscribers

- Strong Y-o-Y improvement in B2C revenue attributable to development of the subscriber base in Moscow and the regions as a result of networks modernization
- Decline in Other fixed line revenue due to completion of some of the B2G projects and Company's decision to reduce the volume of low-margin B2O transit business
- Sustained residential ARPU growth highlights the rising share of double-play and triple-play customers, the continued migration of Pay-TV subscribers to MTS's digital TV platform, upselling broadband subscribers through modernization of fixed-line networks in the regions and migration of ADSL customers in Moscow to GPON
- Decline in residential subscriber base reflects the migration of Pay TV subscribers from analogue to digital platforms, which results in defection of lower-value subscribers, including social package subscribers

MTS from words to digits
21
3D Data+Differentiation+Dividends

MGTS

GPON ROLLOUT/SUBSCRIBERS
(mln)


3.7
1.2
0.7
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Households Passed
Telephony Subscribers
Broadband/Pay TV Subscribers

- In H2 2011, MGTS began a RUB 50.0 bln investment project to replace outdated ADSL networks with state-of-the-art Gigabit Capable Passive Optic Network (GPON), which allow Internet access speeds of up to 1 Gb/s to all of Moscow's 4.4 million lines
- MGTS has so far installed over 40,000 km of fiber-optic lines
- MGTS currently offers broadband access at the speeds up to 500 Mb/s and 190 TV channels, including 24 HD channels as well as VoD services over IPTV
  - MGTS is growing its subscriber base by upselling its existing customers from ADSL and acquiring new subscribers
- The project is expected to be completed by the end of 2015, which will enable MTS/MGTS to introduce unrivaled services, unmatched reliability and the fastest Internet access in B2C/B2B/B2G broadband and Pay-TV markets
- Construction of GPON network enabled MTS to markedly increase its subscriber share in the Moscow B2C broadband and Pay TV markets

MTS from words to digits
22
Data+Differentiation+Dividends

MTS retail network At the end of Q1 2015, MTS’s retail network comprised 4,251 stores, including 1,318 franchised outlets In Q1 2015, smartphones accounted for 67.3% of phones sold in MTS stores in units LTE smartphones accounted for 26.4% of smartphones in units sold in the MTS retail chain In Q1 2015, total smartphone penetration reached 43.5% SMARTPHONES SALES AND PENETRATION, 2012 – 2015 SMARTPHONES SALES BY PRICE CATEGORY (000’s units) 68% 87% 89% 88% 32% 65% 65% 67% 23% 32% 42% 44% 2012 2013 2014 Q1 2015 Sales of smartphones through MTS own stores as% of total handsets sold in RUB Sales of smartphones through MTS own stores as% of total handsets sold in units Smartphones penetration as% of all mobile phones on MTS network

UKRAINE FINANCIAL HIGHLIGHTS

TOTAL UKRAINE REVENUE
(UAH mln)


+9.0%
+15.3 %
2,414
2,570
2,818
2,282
2,631
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

TOTAL UKRAINE ADJUSTED OIBDA*
(UAH mln)


STABLE
+28.6%
1,238
1,279
1,211
963
1,238
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

ADJUSTED OIBDA MARGIN	51.3%	49.8%	43.0%	42.2%	47.0%
	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015

* Adjusted for provision for cash balances deposited in distressed Ukrainian banks: UAH 1,449 bln and UAH 648 mln in Q4 2014 and Q1 2015 respectively

- Y-on-Y revenue growth shows resilience in our core business and growth in interconnect revenues due to increase in termination rates, which are fixed in USD
  - Growth rate exacerbated by relatively weak Q1 2014
- Growth in revenue off-set by other factors:
  - Discontinuation of operations in Crimea
  - Operational challenges in the East of Ukraine
  - Sustained macroeconomic weakness resulting in lower consumption of voice and data products
- Quarterly increase in OIBDA attributable to growth in interconnect revenues due to increase in termination rates and US dollar appreciation
- OIBDA adjusted for reserve related to cash balances in the amount of UAH 648 mln (RUB 1.7 bln) deposited in distressed Ukrainian banks: JSC Kyivska Rus Bank, JSC Platinum Bank and PJSC Delta Bank

MTS from words to digits
Data+Differentiation+Dividends
24

UKRAINE operating indicators Y-on-Y increase in ARPU due to growth in interconnect revenues and hryvnya depreciation, which offset negative macroeconomic factors and challenges of provisioning services in eastern Ukraine Y-o-Y decline in voice usage attributable to the difficulty in provisioning services in eastern Ukraine and impact of macroeconomic factors on overall voice traffic Loss of business in Crimea also a factor, given previous high levels of MOU in region ARPU (UAH) MOU (MIN) +16.6% +22.7% -11.3% +5.8% SUBS, MLN 21.7 22.3 22.7 20.2 20.3 CHURN, % 6.2% 4.5% 4.6% 17.6% 5.5% VAS ARPU 12.6 11.3 10.3 9.4 11.1 - AS % OF ARPU 34.2% 29.6% 25.0% 26.9% 25.9% SAC 49.4 50.8 63.4 69.3 69.2 APPM 0.064 0.067 0.085 0.072 0.084 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 37 38 41 35 43 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 573 575 483 480 508 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

UKRAINE operating indicators Y-o-Y decline in total VAS revenue as a result of reduced consumption of value-added services, messaging and SMS-based content related to overall drop in domestic traffic and reduction in the subscriber base after termination of operations in Crimea Q-o-Q increase in total VAS revenue attributable to the reclassification of revenues from subscription services from Q4 2014 Q-o-Q increase in data traffic revenue due to the reclassification of revenues from subscription services from Q4 2014 TOTAL VAS REVENUE (UAH mln) DATA TRAFFIC REVENUE (UAH mln) -17.3% +11.6% -1.0% +17.8% 813 747 694 603 672 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 270 277 263 227 268 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

Armenia financial highlights TOTAL ARMENIA REVENUE (AMD bln) TOTAL ARMENIA OIBDA (AMD bln) -1.3% -13.5% +4.4% -10.6% OIBDA MARGIN 45.5% 47.9% 54.6% 46.6% 48.1% Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Revenue dynamics driven by a sustained decline in international calling due to macroeconomic factors Quarterly revenue decline attributable to seasonal factors Y-on-Y OIBDA growth attributable to regulatory decision to increase termination rates for international calling starting from Q3 2014 Quarterly OIBDA dynamics continue to reflect topline trends 17.1 18.9 22.1 19.6 16.9 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 7.8 9.0 12.1 9.1 8.1 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

ARMENIA operating indicators ARPU (AMD) MOU (MIN) -4.7% -13.2% SUBS, 000’s 2,102.5 2,121.8 2,149.4 2,145.5 2,116.6 CHURN, % 7.8% 7.7% 9.0% 9.5% 8.7% SAC 5,129.8 5,302.3 4,773.3 6,261.6 5,545.7 APPM 5.80 5.70 6.41 5.65 5.20 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Y-on-Y decline in ARPU attributable to an increase in free on-net calls included in the packages as well as reduced international calling Quarterly decline in ARPU in line with traditional seasonal trends due to lower subscriber roaming revenues Y-on-Y rise in MOU reflects MTS’s efforts to drive voice usage +6.3% -5.7% 2,691 2,939 3,379 2,957 2,565 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 464 516 527 523 493 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

Turkmenistan financial highlights TOTAL TURKMENISTAN REVENUE (TMT mln) TOTAL TURKMENISTAN OIBDA (TMT mln) OIBDA MARGIN 39.0% 44.3% 41.8% 40.2% 36.0% Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Y-on-Y topline growth driven by increased data and content revenues due to network enhancement and promotion of data services Quarterly revenue decline in line with seasonal patterns Quarterly decline in OIBDA due to the impact of US dollar appreciation on foreign currency denominated cost items and increase in payroll in January 2015 +9.4% -4.9% +1.2% -14.8% 65.7 69.3 71.5 75.6 71.9 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 25.6 30.7 29.9 30.4 25.9 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

TURKMENISTAN OPERATING INDICATORS ARPU (TMT) MOU (MIN) Y-on-Y growth in ARPU reflects MTS’s success in monetizing its subscriber base and rising data traffic revenues Sequential decline in MOU attributable to MTS’s initiatives aimed at reducing the share of free on-net calling in the traffic mix SUBS, 000’s 1,691.9 1,699.4 1,691.3 1,718.8 1,675.4 CHURN, % 12.0% 10.4% 11.2% 10.3% 12.1% SAC 23.9 24.1 26.7 26.1 28.9 APPM 0.022 0.024 0.025 0.027 0.027 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 +7.0% -7.4% -14.3% -8.9% 12.8 13.6 14.1 14.8 13.7 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 588 575 564 553 504 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

Uzbekistan: re-entering the market TOTAL UZBEKISTAN REVENUE (UZS bln) SUBS, MLN 0.2 0.4 ARPU (UZS) - 21,027 MOU - 356 CHURN, % - 8.4% Q4 2014 Q1 2015 OPERATING INDICATORS On September 24, 2014, MTS took possession of a 50.01% stake in the Russian-Uzbek entity Universal Mobile Systems LLC (UMS) UMS has been granted 2G, 3G and LTE licenses, and received frequencies, numbering capacity and other permits required for the launch of the operations MTS launched operations throughout the territory of Uzbekistan on December 1, 2014 MTS expects positive OIBDA in 2016 MTS expects subscriber base to increase to 1.15 mln by the end of 2015 TOTAL UZBEKISTAN OIBDA (UZS bln) UZBEKISTAN REVENUE OUTLOOK (UZS bln) UZBEKISTAN OIBDA OUTLOOK (UZS bln) 189.0 4.5 19.3 Q4 2014 Q1 2015 - 28.7 - 38.8 Q4 2014 Q1 2015 2015E - 90.1 2015E

Belarus financial highlights MTS owns a 49% stake in Mobile TeleSystems LLC (“MTS Belarus”), a mobile operator in Belarus, which is not consolidated. Due to transition from US GAAP to IFRS, MTS now reflects contribution from MTS Belarus in OIBDA Y-o-Y increase in topline due to upward price revision during 2014 following devaluation of the Belarussian ruble and an increase in data revenues attributable to Company’s success in increasing smartphone penetration and growing data usage OIBDA Adjusted for reserves due to investments in Delta Bank in the amount of 282 mln RUB (69.69 bln BYR) Strong Y-o-Y increase in Adjusted OIBDA due to growing share of high-margin data revenues in the sales mix TOTAL BELARUS REVENUE (BYR bln) +5.8% -11.5% +9.1% -4.1% TOTAL BELARUS ADJUSTED OIBDA (BYR bln) ADJUSTED OIBDA MARGIN 52.8% 51.1% 52.1% 50.3% 54.5% Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 1,110 1,238 1,299 1,327 1,174 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 586 632 676 667 640 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

belarus mobile operating indicators Y-o-Y improvement in ARPU attributable to increase in tariffs and growing usage of data due to the rising penetration of smartphones and V&D bundles in the customer base Q-o-Q decline in ARPU in line with the seasonal patterns Y-o-Y decrease in MoU in line with overall market trends as subscribes reduce voice usage under the impact of increased tariffs and lower disposable income The lowest level of churn in the market reflective of the customer loyalty as the Company continues to maintain its leadership position in the market ARPU (BYR 000’s) MOU (MIN) +12.5% -7.3% SUBS, MLN 5.2 5.3 5.3 5.3 5.3 CHURN, % 6.3% 4.7% 5.5% 5.8% 5.1% SAC, 000’s 125.4 154.2 158.8 189.1 201.5 APPM 131.6 139.6 145.0 154.8 153.6 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 -3.7% -6.7% 61 69 72 74 69 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 465 491 498 480 448 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

34 APPENDIX

DEFINITIONS & RECONCILIATIONS

In 2010, the Russian State Duma enacted a law requiring Russian companies, which have securities traded on the Moscow Exchange, to prepare consolidated financial statements under International Financial Reporting Standards (IFRS) beginning from the Financial Year ended December 31, 2015. To conform to this requirement, the Group will prepare its financial statements for the Financial Year Ended December 31, 2015 with comparable data for the Financial Year ended December 31, 2014 under IFRS.

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating income when there were significant excluded one off effects. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q1 2014					Q4 2014					Q1 2015					
RUB mln	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	UZB
OPERATING INCOME	24,051	22,565	2,636	221	180	22,852	24,299	(3,468)	464	329	19,163	21,091	693	436	252	(2,134)
Less: Gain from reentrance into Uzbekistan	-	-	-	-	-	(3,130)	-	-	-	-	-	-	-	-	-	-
Add: Provision cash balances deposited in distressed Ukrainian banks	-	-	-	-	-	5,138	-	5,138	-	-	1,698	-	1,698	-	-	-
ADJUSTED OPERATING INCOME/LOSS	24,051	22,565	2,636	221	180	24,860	24,299	1,670	464	329	20,861	21,091	2,391	436	252	(2,134)
ADD: D&A	18,103	15,283	2,261	440	134	19,486	17,065	1,448	523	177	20,449	17,080	1,344	623	205	1,209
ADJUSTED OIBDA	42,154	37,849	4,897	662	315	44,346	41,365	3,118	986	506	41,309	38,171	3,735	1,059	458	(925)

MTS from words to digits
35
3D Data+Differentiation+Dividends

definitions & reconciliations Q1 2014 Q4 2014 Q1 2015 Group RUS UKR ARM TUK Group RUS UKR ARM TUK Group RUS UKR ARM TUK UZB OPERAING INCOME /LOSS MARGIN 24.7% 25.9% 27.6% 15.2% 22.3% 21.3% 24.8% (46.4%) 21.7% 26.2% 19.1% 23.3% 8.8% 19.8% 19.8% n/a Less: Gain from reentrance into Uzbekistan - - - - - (2.9%) - - - - - - - - - - Add: Provision for cash balances deposited in distressed Ukrainian banks - - - - - 4.8% - 68.8% - - 1.7% - 21.5% - - - ADJUSTED OPERATING MARGIN 24.7% 25.9% 27.6% 15.2% 22.3% 23.2% 24.8% 22.4% 21.7% 26.2% 20.8% 23.3% 30.2% 19.8% 19.8% n/a ADD: D&A 18.6% 17.5% 23.7% 30.2% 16.7% 18.2% 17.4% 19.4% 24.4% 14.1% 20.4% 18.9% 17.0% 28.3% 16.1% 248.1% ADJUSTED OIBDA MARGIN 43.2% 43.4% 51.3% 45.4% 39.0% 41.4% 42.2% 41.7% 46.1% 40.2% 41.2% 42.2% 47.3% 48.1% 36.0% n/a

*Excluding purchases of 3G license in Ukraine definitions & reconciliations RUB mln As of Dec 31, 2014 As of Mar 31, 2015 Current portion of LT debt and of finance lease obligations 41,955 45,488 LT debt and finance lease obligations 249,717 286,864 Unamortized debt issuance cost (1,707) (2,690) Total debt 289,965 329,662 Less: Cash and cash equivalents 61,410 43,776 ST investments 9,942 42,993 LT deposits 13,671 38,148 Effects of hedging of non-ruble denominated debt 21,936 20,286 Net debt 183,006 184,459 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with IFRS. RUB mln For three months ended Mar 31, 2014 For three months ended Mar 31, 2015 Net cash provided by operating activities 43,884 39,115 Less: Purchases of property, plant and equipment (8,470) (21,886) Purchases of intangible assets* (1,437) (3,539) Proceeds from sale of property, plant and equipment 123 1,291 Free cash flow 34,101 14,981 Net debt represents total debt less cash and cash equivalents and short-term investments and long-term deposits. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

definitions & reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: RUB mln Nine months ended Dec 31, 2014 Three months ended Mar 31,52015 Twelve months ended Mar 31, 2015 A B C = A + B Net operating income 81,650 19,163 100,813 Less: Gain from reentrance into Uzbekistan (6,734) - (6,734) Add: Provision for cash balances deposited in distressed Ukrainian banks 5,138 1,698 6,836 Add: D&A 56,920 20,448 77,368 LTM Adjusted OIBDA 136,974 41,309 178,283

definitions & reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card: shows traffic-generating activity or accrues a balance for services rendered or is replenished or topped off Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

Contact information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com Latest Financial Information www.mtsgsm.com/resources/reports/ Official MTS Blog www.mtsgsm.com/blog/ Follow Us twitter.com/JoshatMTS Download the MTS Investor Relations App for Pad: http://goo.gl/oRuyqk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: May 19, 2015